UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2024

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) 32.785.497/0001-97	A Publicly-Held Company	State Registration (NIRE) 35.3.0053158-2

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON APRIL 10, 2024

I. Date, Time and Place: April 10, 2024, at 9:00 am, Brasília time, at the headquarters of Natura &Co Holding S.A. ("Company" or "Natura &Co").

II. Call Notice: Waived due to the attendance, by conference call, of all members of the Board of Directors of the Company pursuant §2º of Article 15 of the Company’s bylaws.

III. Quorum: All members of the Company’s Board of Directors were in attendance, namely: Guilherme Peirão Leal, chairman of the meeting and Co-Chairman of the Board of Directors; Antônio Luiz da Cunha Seabra, Co-Chairman of the Board of Directors; Pedro Luiz Barreiros Passos, CoChairman of the Board of Directors; Gilberto Mifano, independent board member; Carla Schmitzberger, independent board member; Andrew George McMaster Jr., independent board member, Georgia Melenikiotou, independent board member; Bruno de Araújo Lima Rocha, independent board member and Maria Eduarda Mascarenhas Kertész, independent board member. Mr. Moacir Salzstein, secretary of the meeting, was also present.

IV. Presiding Board: Mr. Guilherme Peirão Leal chaired the meeting and invited Mr. Moacir Salzstein to act as secretary.

V. Agenda: Deliberate on the following matters: (i) the Company’s plan to terminate the Company's American depositary receipts program (“ADR Program”); (ii) the termination of the deposit agreement dated as of November 1, 2019 (the “Deposit Agreement”) between the Company, The Bank of New York Mellon (the “Depositary”), as depositary of the Company's American depositary shares (the “ADS”), represented by American Depositary Receipts (the “ADRs”), each representing two common shares, no par value, and owners and holders of ADSs; and (iii) authorization to the Company’s Board of Officers to take all necessary measures to implement the above resolutions.

VI. Resolutions: Following discussions related to the items of the agenda, the members of the Board of Directors unanimously and without reservations resolved to approve: (i) the termination of the Company's ADR Program; (ii) the termination of the Deposit Agreement, effective as of August 7, 2024; and (iii) authorization to the Company’s Board of Officers to take all necessary measures to implement the above resolutions. This includes but is not limited to developing a detailed implementation plan, instructing the Depositary to send a notice of termination to the owners and holders of ADSs and to take all necessary measures to ensure the termination of the ADR Program.

VII. Adjournment: The Chairman thanked everyone for being present and declared the meeting adjourned, but first suspended the meeting so that these minutes could be drawn up, which, after being read, discussed and found to be in order, were approved, according to votes cast by e-mail and signed by the presiding board and by the attending board members.

São Paulo, April 10, 2024.

_________________________________

Moacir Salzstein

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: April 10, 2024